Filed by Sandbridge Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sandbridge Acquisition Corporation
 Commission File No. 001-39516

Owlet Reports Preliminary First Quarter 2021 Results

Preliminary Results Demonstrate Continued Strong Demand for Owlet’s Growing Connected Ecosystem Product and Service Suite

•	Net revenues estimated to be $21.5M-$22.0M, a 45-48% increase from Q1 2020.
•	Gross margin estimated to be 57-58%, a 1,000-1,100 basis point increase from Q1 2020.
•	Recent announcements of new additions to the Board of Directors, including former Livongo CEO Zane Burke and Laura Durr, former EVP and CFO at Polycom.
•	Recent additions to the executive team, including Kate Scolnick as CFO and Caryn Johnson as Chief Marketing Officer.
•	Complete first quarter results expected to be released later this month.

LEHI, Utah — May 3, 2021 — Owlet Baby Care Inc. (“Owlet” or the “Company”) released preliminary revenue and gross margin results for the first quarter of 2021 ending March 31. The Company believes its revenue growth highlights the robust demand for, and continued rapid adoption of, its connected digital nursery ecosystem of products and services.

Informing the bigger picture of infant health

•	Owlet is a leader in baby health data, having recorded over 650 million hours of monitoring from nearly 1 million babies since 2015.[1]
•
The data collected by the Owlet ecosystem continues to help premier institutions conduct important research on infant health and safety, as well as to better inform the Company’s growing pipeline of products.

•	A study published in The Journal of Pediatrics in January using Owlet’s data identified previously undetected higher prevalence of cardiac arrhythmia in young infants.[2]
•	Approximately 11.5 billion heartbeats are currently tracked per night, providing an expansive set of infant data.[3]
•	More than 1.5 million parents have trusted Owlet to securely track their baby’s important information and provide peace of mind.[4]

1 Company estimate based on Smart Sock analysis as of April 2021.
2 Detection of Tachyarrhythmias in a Large Cohort of Infants Using Direct-to-Consumer Heart Rate Monitoring, The Journal of Pediatrics, January 2021. Abstract available: https://www.jpeds.com/article/S0022-3476%2821%2900002-0/abstract. Accessed 3 May 2021.
3 Company estimate based on Smart Sock data analysis as of April 2021.
4 Company estimate based on Smart Sock data analysis 2015-2021.

Affinity for Owlet’s products continues to grow

•	Based on an in-app survey conducted by the Company, the Net Promoter Score (NPS) for the Company’s flagship product, the Smart Sock, is estimated to be 76.[5]
•	Weekly active users of Owlet’s app increased by 11% in the first quarter of 2021 compared to the fourth quarter of 2020.[6]
•	The Company has amassed more than 1 million total followers across its social media platforms as of May 2, 2021.[7]

Lack of sleep remain a top issue for parents

•
A study published by Oxford University in 2019 concluded that it can take up to six years after birth of their first child for mothers’ and fathers’ sleep satisfaction and duration to fully recover to pre-pregnancy levels.[8]

•	With Owlet Dream Lab, 92% of parents report that their baby’s sleep is improving in just seven days.[9]
•	Survey data published in Global Pediatric Health in 2017, a peer-reviewed medical journal, noted that 94% of 5,125 respondent parents using the Owlet Smart Sock reported better sleep.[10]

“We’ve fostered incredible momentum since the start of the year,” said Kurt Workman, Owlet Co-Founder and Chief Executive Officer. “The first quarter was marked by accelerating sales growth, driven by demand for our newest products, as well as a consistently high NPS score, which we believe reflects the value parents place on our suite of connected nursery products and services. Our current revenue trend is ahead of our 2021 projections. We also made progress toward the business combination with Sandbridge Acquisition Corp., including making operational and executive hires to further prepare Owlet for life as a public company.”

“Our strong first quarter performance demonstrates the ongoing movement of many health and wellness activities migrating to the home,” said Lior Susan, Owlet Chairman of the Board. “Our leading-edge technology and seamless connected nursery experience continue to transform the way parents monitor their babies in the digital age.”

About Owlet

Owlet was founded by a team of parents in 2012. Owlet’s mission is to empower parents with the right information at the right time, to give them more peace of mind and help them find more joy in the journey of parenting. Owlet’s digital parenting platform aims to give parents real-time data and insights to help parents feel more calm and confident. Owlet believes that every parent deserves peace of mind and the opportunity to feel their well-rested best. Owlet also believes that every child deserves to live a long, happy, and healthy life, and is working to develop products to help facilitate that belief.

5 Company estimate based on in-app survey measured 7 days after setup, n=2000, from 3/2021 to 4/2021.
6 Company estimate based on weekly app users in the first quarter of 2021.
7 Sum of Owlet’s social media following across Facebook (facebook.com/owletbabymonitors), Instagram (instagram.com/owletcare), Twitter (twitter.com/owletbabycare), Pinterest (https://www.pinterest.com/owletcare/), YouTube (https://www.youtube.com/user/OwletBabyMonitors) and TikTok (https://www.tiktok.com/@owletbabycare). Accessed May 2, 2021.
8 Long-term effects of pregnancy and childbirth on sleep satisfaction and duration of first-time and experienced mothers and fathers, Sleep April 2019. https://academic.oup.com/sleep/article/42/4/zsz015/5289255?login=true Accessed 28 April 2021.
9 Company estimate based on in-app survey measured on the 6th day of training, n=297, 1/2021 to 4/2021.
10 Initial Experience and Usage Patterns With the Owlet Smart Sock Monitor in 47,495 Newborns, Global Pediatric Health December 2017. https://journals.sagepub.com/doi/full/10.1177/2333794X17742751. Accessed 29 April 2021.

Additional Information and Where to Find It

In February, Owlet entered into a definitive merger agreement with Sandbridge Acquisition Corporation (NYSE: SBG) ("Sandbridge"), a special purpose acquisition company.

Sandbridge has filed with the SEC a Registration Statement on Form S-4, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Sandbridge’s Class A common stock in connection with its solicitation of proxies for the vote by Sandbridge’s stockholders with respect to the business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of certain securities to be issued in the business combination. After the registration statement is declared effective, Sandbridge will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Sandbridge’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Sandbridge and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Sandbridge as of a record date to be established for voting on the proposed business combination. Stockholders of Sandbridge will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: Sandbridge Acquisition Corp., 1999 Avenue of the Stars, Suite 2088, Los Angeles, California 90067.

Participants in the Solicitation

Sandbridge and its directors and executive officers may be deemed participants in the solicitation of proxies from Sandbridge’s stockholders with respect to the proposed business combination. The names of those directors and executive officers and a description of their interests in Sandbridge are contained in the proxy statement/prospectus for the proposed business combination.

Owlet and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Sandbridge in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

Certain statements, estimates, targets, and projections in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events. For example, statements regarding Owlet’s preliminary financial information for the first quarter of 2021 and the expected future operating and financial performance and market opportunities of Owlet are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Sandbridge and its management, and Owlet and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the regulatory pathway for Owlet products and responses from regulators, including the U.S. Food and Drug Administration and similar regulators outside of the United States; changes in applicable laws or regulations; the evolution of the markets in which Owlet competes; the ability of Owlet to implement its strategic initiatives and continue to innovate its existing products; the ability of Owlet to defend its intellectual property and satisfy regulatory requirements; the impact of the COVID-19 pandemic on Owlet’s business; the limited operating history of Owlet; and other risks and uncertainties set forth in the sections titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Sandbridge’s registration statement on Form S-4 and other documents to be filed with the SEC by Sandbridge.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Sandbridge nor Owlet undertakes any duty to update these forward-looking statements.

Preliminary Financial Information

The preliminary financial information for the quarter ended March 31, 2021 included in this press release is subject to completion of Owlet’s quarter-end close procedures and further financial review and represents Ouster’s current expectations as to what it will report for such quarter. Actual results may differ as a result of the completion of Owlet’s quarter-end closing procedures, review of adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary and may change. Neither Owlet’s independent registered accounting firm nor any other independent registered accounting firm has audited, reviewed or complied, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Contacts

Media Relations
Cammy Duong
Westwicke, an ICR company
cammy.duong@westwicke.com
(203) 682-8380

Jane Putnam
Owlet Baby Care
jputnam@owletcare.com

Investor Relations
Mike Cavanaugh
Westwicke, an ICR company
mike.cavanaugh@westwicke.com
(617) 877-9641